Exhibit (a)(1)(B)

E-MAIL TO ELIGIBLE OPTIONHOLDERS

To: Eligible Optionholders

Date: May 9, 2008

Subject: LeapFrog Enterprises, Inc. Stock Option Exchange Offer

LeapFrog believes that an effective and competitive employee incentive program is imperative for the growth and success of our business. We rely on highly talented employees to implement our strategic initiatives, develop our business and satisfy customer needs. LeapFrog, like many companies, has used stock options as a way to attract, motivate and retain employees because equity compensation encourages employees to act like owners of the business.

We realize that many of our employees currently hold stock options with exercise prices significantly higher than the current market prices of our Class A common stock. As a result, for many employees, these stock options are ineffective at providing the incentives and retention value that the Board and management of LeapFrog views as important for our long term strategy. Therefore, we have elected to offer an option exchange program to eligible employees. The exchange offer is conditioned upon, among other things, approval of the option exchange program by our stockholders at our Annual Meeting of Stockholders scheduled for June 5, 2008.

Margaret Rozowski, LeapFrog’s Stock Plan Administrator, will be sending you an e-mail which will contain the documents related to LeapFrog Enterprises, Inc.’s stock option exchange offer.

Please carefully read the documents and instructions. The Election Form and Eligible Option Information Sheet must be returned as indicated in the materials to Margaret Rozowski so that it is received by her before 12:00 noon, Pacific Time, on June 9, 2008.

Thanks,

Hilda West
SVP, Human Resources
LeapFrog Enterprises, Inc.